Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

      The following table sets forth our deficiency of earnings to fixed charges for the year ended December 31, 2013, the four month period ended December 31, 2012, the fiscal years ended August 31, 2012, 2011, 2010, 2009, and the three months ended March 31, 2014. As the ratios of earnings to fixed charges indicate less than one-to-one coverage in each of the years presented, we have provided the coverage deficiency amounts for those periods. Earnings, as adjusted, are the sum of (i) reported net loss, plus (ii) fixed charges. Fixed charges are the sum of (i) interest expense, including amortization of discounts and accretion of final payments related to indebtedness, and (ii) an estimate of interest within rental expense. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Year ended	Four months ended	Year ended				Three months ended
	December 31, 2013	December 31, 2012	2012	2011	2010	2009	March 31, 2014

Earnings available for fixed charges:
Pre-tax (loss)	$(69,417)	$(19,292)	$(38,644)	$(37,195)	$(18,928)	$(9,224)	$(14,885)
Add:
Fixed charges	$7,297	$87	$15	$12	$12	$9	$3,145
Total earnings available for fixed charges	$(62,120)	$(19,205)	$(38,629)	$(37,183)	$(18,916)	$(9,214)	$(11,740)
Fixed charges	$7,297	$87	$15	$12	$12	$9	$3,145
Deficiency of earnings available to cover fixed charges (1)	$(69,417)	$(19,292)	$(38,644)	$(37,195)	$(18,928)	$(9,224)	$(14,885)

Ratio of earnings to fixed charges	(8.5)	(220.0)	(2,570.6)	(2,996.8)	(1,641.1)	(976.0)	(3.7)

(1)	Due to our losses in each of the periods presented, earnings were insufficient to cover fixed charges.